Filed by JFB Construction Holdings

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Company: Xtend AI Robotics, Inc.

Commission File No.: 001-42538

On February 17, 2026, Xtend Reality Expansion Ltd. and the below listed individuals, through their respective social media accounts, shared the following posts on LinkedIn and X:

Xtend Reality Expansion Ltd.’s Post:

XTEND

18,338 followers

Learn more

1h •

+ Follow

We are proud to share that JFB has entered into a definitive agreement to combine with XTEND in an all-stock transaction. Following the closing of the business combination, the joint company is expected to be renamed XTEND AI Robotics and be listed on Nasdaq under the ticker "XTND."

XTEND continues to deliver next-generation autonomous systems built on our battle-proven XOS operating system,designed to enable defense, public safety, and private security organizations to deploy and operate autonomous systems with immediate mission readiness in complex, high-risk environments.
We thank our customers, partners, and team members for their continued trust and support as we take this important step forward.
The transaction remains subject to customary closing conditions and approvals.

Read the full announcement which contains important information regarding the proposed transaction here:
https://lnkd.in/eyd9sQEH

Aviv Shapira’s Posts (Chief Executive Officer & Co-Founder of Xtend Reality Expansion Ltd.):

Tal Horesh’s Post (Chief Financial Officer of Xtend Reality Expansion Ltd.):

Rubi Liani’s Post (Chief Technology Officer of Xtend Reality Expansion Ltd.):

Matteo Shapira’s Post (Chief Experience Officer & Co-Founder of Xtend Reality Expansion Ltd.):

Yaffa Vizner’s Post (Chief People & Culture Officer of Xtend Reality Expansion Ltd.):

Amir Ofri’s Post (Chief Operating Officer of Xtend Reality Expansion Ltd.):

Amir Ofri · 2nd

+ Follow ···

Experienced executive global manager with strong leaders...

4h ·

Proud of the operational foundation our team has built to reach this point.
JFB has entered into a definitive agreement to combine with XTEND in an all-stock transaction. Following the closing of the business combination, the joint company is expected to be renamed XTEND AI Robotics and be listed on Nasdaq under the ticker "XTND."
Grateful to our partners and teams supporting our global operations.
Full announcement below.

XTEND

18,380 followers

5h ·

We are proud to share that JFB has entered into a definitive agreement to combine with XTEND in an all-stock transaction. Following the closing of the business combination, the joint company is expected to be renamed ...more

Mor Swiel’s Post (Chief Legal Counsel of Xtend Reality Expansion Ltd.):

Hen Haim’s Post (General Manager of XFAB Israel):

Gal Gabison’s Post (General Manager of XFAB Atlas Latvia)

Keith Ng’s Post (General Manager of XFAB Performance Rotors):

Ofer Shahaf’s Post (General Manager of XFAB Atlas UK):

[The text of the article accessible through the link included in the above post is reproduced below.]

JFB and XTEND Announce $1.5B Business Combination to Establish a Nasdaq-Listed US Leader in AI-Driven Autonomous Defense Robotics

●	Strategic investors in the merger include Eric Trump, Unusual Machines (NYSE: UMAC), American Ventures, LLC, Protego Ventures, Aliya Capital and Agostinelli Group.
●	Implied acquisition value of $1.5 billion, based on the price paid per share in concurrent private placement.
●	Merger to create an autonomous defense and security systems company combining AI-driven robotic operating system with established US operating and infrastructure capabilities, strengthening the security of the United States and its allied nations.

Palm Beach, Fla. – February 17, 2026 – JFB Construction Holdings (Nasdaq: JFB), a real estate development and construction company, announced today that it has entered into a definitive agreement to combine with XTEND, a software-first defense technology company anchored by its AI XTEND Operating System (XOS) in an all-stock transaction. The business combination is further supported by strategic investments from Eric Trump, Unusual Machines (NYSE: UMAC), American Ventures, LLC, Protego Ventures, and Aliya Capital. Following the closing of the business combination, the joint company is expected to be renamed XTEND AI Robotics and be listed on Nasdaq under the ticker “XTND.”

With headquarters and a production facility in Tampa, FL, the combined company expects to be well positioned to become a leading US provider of AI-driven autonomous defense and security solutions. XTEND delivers next-generation autonomous systems for defense, public safety, and private security applications built on its battle-proven XOS operating system. XTEND’s products utilize remote operational capabilities, enabling multiple air, ground, and maritime drones to execute complex, dynamic missions with immediate operational readiness.

The transaction is also expected to support the expansion and increased NDAA-compliant, US-made domestic production capacity at XTEND’s Tampa, Florida production facility and ultimately accelerate the delivery of XTEND products to customers in the US, NATO allies, and Asia.

Aviv Shapira, Chief Executive Officer and Co-Founder of XTEND, commented:

“The demand for systems that keep operators out of harm’s way is surging as the global security environment grows more volatile, and this represents one of the largest market opportunities in defense technology today. By combining our platform with JFB, we are acquiring the resources we need to scale our manufacturing capabilities in the US and gaining access to the US public markets.”

Joseph F. Basile III, Chief Executive Officer of JFB, commented:

“What drew us to XTEND is the strength and scalability of its AI-driven operating system. XOS is not just a product, but a core autonomy platform that integrates software, hardware, and mission execution in real-world environments. By pairing XTEND’s operating system and advanced AI capabilities with JFB’s execution, infrastructure, and buildout expertise, we see a clear opportunity to accelerate US manufacturing, scale production responsibly, and support a next-generation defense technology platform built in America and ready for the public markets.”

Under the terms of the merger agreement, XTEND shareholders and JFB shareholders will receive shares of a new holding company, XTEND AI Robotics. Upon the closing of the transaction, current XTEND shareholders would own approximately 70.0% and JFB shareholders would own approximately 30.0% of XTEND AI Robotics’ fully diluted shares on a pro forma basis, not including shares reserved for issuances under XTEND AI Robotics’ equity incentive plans.

The merger has been unanimously approved by the board of directors of both companies and approved by written consent by JFB shareholders owning a majority of the outstanding common stock of JFB. The parties expect the transaction to close during the middle of 2026.

Advisors

Stifel is serving as exclusive financial advisor and a capital markets advisor to XTEND.

Paul Hastings LLP, H-F& Co, Banai Azriel Stern and Meitar Law Offices are serving as legal counsel to XTEND.

Dominari Securities LLC is serving as the exclusive placement agent to JFB Construction.

Sichenzia Ross Ference Carmel LLP and Amit Pollak Matlon are serving as legal counsel to JFB.

About JFB Construction Holdings

JFB Construction Holdings (“JFB”) offers generations of combined experience in residential and commercial construction and development. Having the experience of building multifamily communities, shopping centers, national franchises, exclusive estate & equestrian homes, and over 2 million square feet of commercial and retail. JFB provides hands-on, professional expertise, which has led to the quality and production we are known for.

JFB’s reputation has been built on its clients’ trust and the value it brings to each project. JFB is proud that most of its projects are obtained through referrals and repeat customers, and that to-date it has provided general contracting and construction management services in 36 US States.

About XTEND

XTEND is a software-first defense and security technology company building a unified operating ecosystem for human-guided autonomy across air, ground, and maritime domains. Anchored by its proprietary XOS operating system, XTEND’s products are designed to enable defense, public safety, and private security organizations to deploy, scale, and operate autonomous systems with immediate operational readiness in complex, high-risk environments. Founded in Tel Aviv, Israel, and headquartered in Tampa, Florida, the company combines battle-proven software with mission-optimized platforms, payloads, and manufacturing infrastructure to deliver integrated, NDAA-compliant solutions at scale. With more than 10,000 operational systems deployed across the world, XTEND is trusted worldwide where reliability, safety, and mission execution are critical. For more information, visit http://www.xtend.me.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This communication contains, and oral statements made from time to time by our representatives may contain, forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally include statements regarding the potential transaction between XTEND Reality Expansion Ltd. (“XTEND”) and JFB Construction Holdings (“JFB”), including statements regarding the expected impacts and benefits of the potential transaction, timing of the transaction closing, and strategic initiatives for XTEND AI Robotics (“XTEND AI Robotics”) following the closing. All statements other than statements of historical facts contained in this communication may be forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “outlook,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions.

The forward-looking statements in this communication are only predictions. XTEND’s and JFB’s management have based these forward-looking statements largely on their current expectations and projections about future events and financial trends that management believes may affect its business, financial condition and results of operations. These statements are neither promises nor guarantees and involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from what is expressed or implied by the forward-looking statements, including, but not limited to: the transaction may not be consummated; there may be difficulties with the integration and in realizing the expected benefits of the transaction; XTEND and JFB may need to use resources that are needed in other parts of its business to do so; there may be liabilities that are not known, probable or estimable at this time; the transaction may result in the diversion of management’s time and attention to issues relating to the transaction and integration; expected synergies and operating efficiencies attributable to the transaction may not be achieved within its expected time-frames or at all; there may be significant transaction costs and integration costs in connection with the transaction; the possibility that JFB will not have sufficient cash at close to satisfy the minimum cash condition; unfavorable outcome of legal proceedings that may be instituted against JFB and XTEND following the announcement of the transaction; risks inherent to the business may result in additional strategic and operational risks, which may impact XTEND’s, XTEND AI Robotics’ and JFB’s risk profiles, which each company may not be able to mitigate effectively; JFB’s ability to complete construction projects or other transactions on schedule and budget; changes in weather and occurrence of natural disasters and pandemics; recent imposition of tariffs by governments on construction materials, such as steel, aluminum and lumber; disruptions in supply chains; increase in the cost of labor and construction materials; JFB’s ability to maintain safe work sites; XTEND’s dependence on a limited number of defense and governmental security customers for a substantial portion of its business; significant delays or reductions in appropriations, XTEND’s programs and certain government fundings and programs more broadly, including as a result of a prolonged continuing resolution and/or government shutdown, and/or related to the global security environment or other global events; increased competition within JFB’s and XTEND’s markets and bid protests; changes in procurement and other U.S. and foreign laws, including changes through executive orders, contract terms and practices applicable to our industry, findings by certain applicable governments as to our compliance with such requirements, more aggressive enforcement of such requirements and changes in XTEND’s customers’ business practices globally; the improper conduct of employees, agents, subcontractors, suppliers, business partners or joint ventures in which XTEND participates, including the impact on XTEND’s reputation and its ability to do business; cyber and other security threats or disruptions faced by XTEND and JFB, its customers or its suppliers and other partners, and changes in related regulations; and XTEND’s ability to innovate, develop new products and technologies, progress and benefit from digital transformation and maintain technologies to meet the needs of XTEND’s customers.

In addition, a number of important factors could cause JFB’s, XTEND’s or XTEND AI Robotics’ actual future results and other future circumstances to differ materially from those expressed in any forward-looking statements, including but not limited to those important factors that will be discussed in the section entitled “Risk Factors” in the registration statement on Form S-4 to be filed by JFB and XTEND AI Robotics, as any such factors may be updated from time to time in other filings with the Securities and Exchange Commission (the “SEC”), including without limitation XTEND’s investor relations site at www.xtend.me and JFB’s investor relations site at https://investors.jfbconstruction.net/. Forward-looking statements speak only as of the date they are made and, except as may be required under applicable law, neither XTEND nor JFB undertakes any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Important Information for Investors and Stockholders

This communication is for informational purposes only and is not intended to, and does not, constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any issuance or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. In connection with the transaction, XTEND AI Robotics will file a registration statement on Form S-4, which will include an information statement of JFB, a proxy statement of XTEND and constitute a prospectus of XTEND AI Robotics. After the registration statement is declared effective, JFB will mail to its stockholders a definitive information statement that will form part of the registration statement. This communication is not a substitute for the information statement/proxy statement/prospectus or registration statement or for any other document that JFB or XTEND AI Robotics may file with the SEC and send to its stockholders in connection with the transaction. INVESTORS AND SECURITY HOLDERS OF XTEND AND JFB ARE URGED TO READ THE INFORMATION STATEMENT/PROXY STATEMENT/PROSPECTUS OR REGISTRATION STATEMENT AND ANY OTHER DOCUMENT THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the information statement/prospectus (when available) and other documents filed with the SEC by JFB through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by JFB will be available free of charge on JFB’s website at https://investors.jfbconstruction.net/.

JFB Construction Holdings Contact:

CORE IR

Mike Mason

516 222 2560

investors@jfbconstruction.net

XTEND Contact:

Headline Media

Sarah Small

929255 1449

sarah@headline.media

XTEND Investor Relations:

MZ North America

Shannon Devine

XTEND@mzgroup.us

203-741-8811

View Investor Deck